UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2023

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336), except for the quote from the Chairman of the Board of Directors and the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse and UBS to Merge

Zurich, March 19, 2023 – Credit Suisse and UBS have entered into a merger agreement on Sunday following the intervention of the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA (FINMA). UBS will be the surviving entity upon closing of the merger transaction. Under the terms of the merger agreement all shareholders of Credit Suisse will receive 1 share in UBS for 22.48 shares in Credit Suisse. Until consummation of the merger, Credit Suisse will continue to conduct its business in the ordinary course and implement its restructuring measures in collaboration with UBS. The Swiss National Bank will grant Credit Suisse access to facilities that provide substantial additional liquidity. On March 19, 2023, Swiss Federal Department of Finance, the Swiss National Bank and FINMA have asked Credit Suisse and UBS to enter into the merger agreement. Pursuant to the emergency ordinance which is being issued by the Swiss Federal Council, the merger can be implemented without approval of the shareholders. The consummation of the merger remains subject to customary closing conditions.

Credit Suisse and UBS have entered into a merger agreement on Sunday with UBS being the surviving entity. After negotiations that took place during the weekend leading up to the signing of the merger agreement, UBS and Credit Suisse concluded that it would be in the best interest of their shareholders and their stakeholders to enter into the merger. This move comes after the Swiss Federal Department of Finance, the Swiss National Bank and FINMA asked both companies to conclude the transaction to restore necessary confidence in the stability of the Swiss economy and banking system.

The merger transaction provides for the following key terms:

◾
All shareholders of Credit Suisse will receive 1 share in UBS for 22.48 shares in Credit Suisse as merger consideration. This exchange ratio reflects a merger consideration of CHF 3 billion for all shares in Credit Suisse.

◾	The merger transaction remains subject to customary closing conditions. Both parties are confident that all conditions can be met. The merger is expected to be consummated by end of 2023 if possible.
◾	The Swiss National Bank will grant Credit Suisse access to facilities that provide substantial additional liquidity.
◾	For the purpose of a seamless integration of Credit Suisse into UBS, UBS is expected to appoint key personnel to Credit Suisse as soon as legally possible.
◾	Credit Suisse continues to operate in the ordinary course of business and implement its restructuring measures in collaboration with UBS.
◾	UBS has expressed its confidence that the employment of the staff of Credit Suisse will be continued.

On Sunday, Credit Suisse has been informed by FINMA that FINMA has determined that Credit Suisse’s Additional Tier 1 Capital (deriving from the issuance of Tier 1 Capital Notes) in the aggregate nominal amount of approximately CHF 16 billion will be written off to zero.

In consideration of the unique circumstances affecting the Swiss economy as a whole, the Swiss Federal Council is issuing an emergency ordinance (Notverordnung) tailored to this particular transaction. Most importantly, the merger will be implemented without the otherwise necessary approval of the shareholders of UBS and Credit Suisse to enhance deal certainty.

Axel P. Lehmann, Chairman of the Board of Directors of Credit Suisse said: “Given recent extraordinary and unprecedented circumstances, the announced merger represents the best available outcome. This has been an extremely challenging time for Credit Suisse and while the team has worked tirelessly to address many significant legacy issues and execute on its new strategy, we are forced to reach a solution today that provides a durable outcome.”

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Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy is built on its leading Wealth Management and Swiss Bank franchises, with strong Asset Management as well as Markets capabilities. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
◾	our statements as to the proposed transaction between Credit Suisse and UBS;
◾	our plans, targets or goals;
◾	our future economic performance or prospects;
◾	the potential effect on our future performance of certain contingencies; and
◾	assumptions underlying any such statements.

Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control.

These factors include, but are not limited to:
◾	the consummation of the proposed transaction between Credit Suisse and UBS, and the timing and implementation thereof;
◾	the ability to maintain sufficient liquidity and access capital markets;
◾	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾
the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

◾	the impact of media reports and social media speculation about our business and its performance;
◾	the extent of outflows of deposits and assets or future net new asset generation across our divisions;
◾	our ability to improve our risk management procedures and policies and hedging strategies;
◾
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;

◾
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

◾
potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;

◾	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit- related exposures;

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◾
the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;

◾	our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
◾	our ability to successfully implement the divestment of any non-core business;
◾	the future level of any impairments and write-downs resulting from strategy changes and their implementation;
◾	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾
geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

◾	political, social and environmental developments, including climate change and evolving ESG-related disclosure standards;
◾	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾	operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

◾	the adverse resolution of litigation, regulatory proceedings and other contingencies;
◾
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

◾	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾	the potential effects of changes in our legal entity structure;
◾	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾	the ability to retain and recruit qualified personnel;
◾	the ability to protect our reputation and promote our brand;
◾	the ability to increase market share and control expenses;
◾	technological changes instituted by us, our counterparties or competitors;
◾	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non- core assets; and
◾	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022.

Important Information
This announcement does not constitute an offer of securities for sale, or a solicitation of an offer to purchase or subscribe for, any securities in the United States and does not constitute an offer or invitation to subscribe for or purchase any securities in any country or in any other jurisdiction where to do so might constitute a violation of the local securities laws or regulations of such jurisdiction.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from

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sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2023 Credit Suisse Group AG and/or its affiliates. All rights reserved.
The English language version of this document is the controlling version.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: March 20, 2023		Vice President